Exhibit 4.2

Terms of 2nd Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc.

1.	Name of the Securities

The name of the securities is the 2nd Unsecured Convertible-Type Corporate Bonds with Share Options (hereinafter referred to as the “CB”, the bond portion of which is hereinafter referred to as the “Bond” and the share option portion of which is hereinafter referred to as the “Share Option”) of MEDIROM Healthcare Technologies Inc. (hereinafter referred to as the “Issuer”)

2.	Total Amount of Issued Bonds

JPY 300,000,000 (JPY 300,000,000 as the face value)

3.	Amount of Each Bond

JPY 100,000,000, per bond. The CBs may not be divided into denominations smaller than the value of each Bond.

4.	Paid-in Money for Each Bond

JPY 100,000,000 (JPY 100 to be paid per JPY 100 face value)

5.	Paid-in Money for Each Share Option

No payment is required in exchange for the Share Options.

6.	Matters Regarding CB Certificate

The CB shall be a bearer security, and neither bond certificate nor share option certificate shall be issued. Pursuant to Paragraph 2 and 3 of Article 254 of the Companies Act, the CBs shall not be separately transferred as Bonds or Share Options only.

7.	Interest Rate of Bond

2.0% per annum

8.	Method of Payment of Interest and Due Date
(1)

Interest shall accrue from the day immediately following the Issue Date to the maturity date, which date shall be included in the accrual period, (provided, however, that the end of the period shall be the early redemption date in case of early redemption, or the buy-back date in case of buy-back pursuant to Paragraph 15 of these Terms; the same applies hereinafter). The first payment date shall be June 30, 2025 and interest accrued by that date shall be paid on that date, and interest accrued thereafter shall be paid by the end of December and June of each year, and the last payment shall be due on October 29, 2027.

(2)

In case of interest being paid for the period between the day immediately following the Issue Date and June 30, 2025, and any period of less than six months at the time of redemption, such interest shall be calculated on a daily basis.

(3)	In case interest is due on a bank holiday, the payment shall be made on the immediately preceding bank business day.

(4)	No interest shall accrue after redemption at maturity or early redemption.
9.	Payment Due for the Bonds

October 11, 2024

10.	Grant Date of the Share Options

October 25, 2024

11.	Method of Offering and Party Subscribing

All of the CBs are to be allotted to Triple One Investment Partnership (hereinafter referred to as “CB Holder”) through third-party allotment.

12.	Matters of Security Interests/Guarantee

Neither security interest on property nor guarantee is attached to the CBs, and no asset is reserved in connection with the CBs.

13.	No Bond Manager

Since the CB satisfies the requirements set forth in the proviso of Article 702 of the Companies Act and Article 169 of the Ordinance of the Companies Act, no bond manager will be appointed.

14.	Method of Redemption and Due Date
(1)	Redemption on the Maturity Date

The Issuer shall repay the total amount of the principal on October 29, 2027. However, Item (2) shall apply to early redemption and Article 15 shall apply to repurchase and extinguishment. Except as provided for in this article, the Issuer may not repay the principal of the Bond prior to the maturity date.

15.	Repurchase and Extinguishment

By mutual agreement with the CB Holder, the Issuer may repurchase and extinguish all of the Bonds prior to the Maturity Date.

16.	Special Clause for Acceleration

If any of the following events occur to the Issuer, the Bonds shall be due and payable and thereafter the Share Options may not be exercised.

(1)	The Issuer breaches Article 8 of these Terms in connection with any of the CBs and fails to cure such breach within 14 days.
(2)	Acceleration is triggered in relation to any bond other than the Bonds, or the Issuer is unable to repay any bond when due.
(3)

Acceleration is triggered in relation to any loan other than bonds, or the Issuer fails to perform its duties as a guarantor for any bond or loan of a third party, except for the case where the total amount (after conversion into Japanese Yen) of such duties does not exceed JPY 100,000,000.

(4)

The Issuer files a petition for commencement of bankruptcy procedures, civil rehabilitation procedures, corporate reorganization procedures, or special liquidation, or passes a board resolution of dissolution (excluding the event of dissolution where, in case of an incorporation-

type merger or absorption-type merger, duties in connection with the CBs are succeeded to by the newly-incorporated company or continuing company, without prejudice to the CB Holder’s interests).

(5)	The Issuer receives an order of commencement of bankruptcy procedures, civil rehabilitation procedures, corporate reorganization procedures, or special liquidation.
(6)

Compulsory execution, provisional attachment, or provisional disposition is implemented in respect of any of the Issuer’s assets that are essential for its business operations, a petition for auction (including public auction) is filed or attachment as a result of delinquent tax payments, or any other event that significantly harms the Issuer’s creditworthiness arises.

17.	Number of Share Options attached to Bonds

One share option is attached to each Bond, and the Issuer grants a total of 3 Share Options.

18.	Description of Share Options
(1)	Class and Method of Calculation of Number of Shares that are Subject to Share Options

The class of shares that are subject to the Share Options shall be the Issuer’s common shares, and the number of the Issuer’s common shares that will be newly issued or transferred by the Issuer upon exercise of the Share Options (hereinafter, such issue or transfer of the Issuer’s common shares are referred to as “delivery” of the Issuer’s common shares) shall be the maximum integer obtained by dividing the total paid-in amount of the Bonds pertaining to the exercised Share Options by the Conversion Price set forth in Item (3) of this paragraph; provided, however, that fractions less than one share arising from the exercise shall be rounded down and no cash adjustment shall be made.

(2)	Description and Value of Property to be Contributed upon Exercise of Share Options

Properties to be contributed upon exercise of the Share Options shall be the Bonds attached to the Share Options, and the value of such Bonds shall be the same as its paid-in amount.

(3)	Conversion Price

The price per share used to calculate the number of the Issuer’s common shares to be delivered upon the exercise of the Share Options (hereinafter referred to as the “Conversion Price”) shall be JPY 957. The Conversion Price is calculated as: the weighted average price of transactions in American depositary shares representing one share of the Issuer’s common shares that were executed during the six months prior to September 30, 2024, as provided by Bloomberg; and converting such weighted average price to Japanese yen by applying the foreign exchange rate (which is 142.82 yen to the dollar released by Sumitomo Mitsui Banking Corporation as the telegraphic transfer middle rate as of September 30, 2024), and any fractions of less than one yen resulting from the calculation being rounded up.

In the event the Issuer conducts a share split or reverse share split of its common shares, the conversion price shall be adjusted in accordance with the following formula, provided, however,

that such adjustment shall be made to the conversion price of Share Options that have not been exercised at the time of such adjustment, and any fraction of less than one yen resulting from such adjustment shall be rounded down.

Adjusted Conversion Price ＝ Original Conversion Price x Ratio of Split or Reverse Split

Additionally, in the event of a merger, share exchange or statutory share transfer (hereinafter, collectively, referred to as “Mergers, Etc.”), in the event of an allotment of shares of the Issuer for no consideration, or in the other event where adjustment of the number of shares is necessary, the Issuer may, to a reasonable extent, adjust the Conversion Price, taking into consideration the conditions, of the Mergers, Etc., allotment of shares of the Issuer for no consideration, and the like.

(4)	Share Options Exercisable Period

The CB Holder may exercise, at its decision, the Share Options during the period from October 25, 2024 to October 29, 2027; provided, however, that the period shall end at the time of acceleration, in the event acceleration is triggered. Additionally, in the event that the end date of the exercisable period is a bank holiday, then the exercisable period shall end on the bank business day immediately preceding such bank holiday. The Share Options may not be exercisable after October 30, 2027.

(5)	Other Conditions to Exercise Share Options

Partial exercise of the Share Options shall not be allowed.

(6)	Matters regarding Acquisition and Conditions to Acquire the Share Options

There are no terms and conditions for the acquisition of the Share Options.

(7)	Issue Price and Capitalization Amount of Shares to be Issued upon Exercise of Share Options
①	Issue Price per Share in the Event Shares are Issued by Exercise of Share Options

The issue price of one common share of the Issuer upon the exercise of the Share Options shall be the amount obtained by dividing the total amount to be paid for the Bonds subject to the exercise by the number of shares set forth in Item (1) of this paragraph.

②	Stated Capital and Capital Reserve to be Increased in the Event Shares are Issued by Exercise of Share Options

The amount of stated capital to be increased in the event shares are issued by exercise of the Share Options shall be one-half of the maximum amount of increase in stated capital calculated in accordance with Article 17(1) of the Company Accounting Rules, and any fraction of less than one yen resulting from such calculation shall be rounded up. In addition, the amount of capital reserve to be increased in the event shares are issued by exercise of the Share Options shall be the amount obtained by subtracting the amount of stated capital to be increased from the said maximum amount of increase in stated capital.

(8)	Reason for not Requiring Payment of Money in Exchange for Share Options and Rationale of

Conversion Price

The Bonds and Share Options are closely related: the Share Options are attached to the CBs and may not be transferred separately from the Bonds, and the Bonds in connection with such Share Options will be contributed in the case of exercise of the Share Options, and the exercisable period of the Share Options will end and be extinguished accordingly in the case of early repayment. Taking into account such relationship, and considering theoretical economic value inherent to the Share Options based on the assumption of the Conversion Price determined as described in Article 18, Item (3) hereof, and practical economic value to be obtained by the Issuer under the terms and conditions set forth herein and in the agreement to be entered into with the CB Holder, the interest rate, early repayment and issue price of the Bonds and other issuance conditions, the Issuer has concluded that no cash payment is required in exchange for the Share Options.

(9)	Method for Exercise of Share Options

The CB Holder wishing to exercise the Share Options shall indicate, in a request form of exercise stipulated by the Issuer, the CBs in connection with the Share Options to be exercised, enter the date of the request and other items, affix its name and seal thereto, and submit that form to the place of receipt of exercise set forth in Item (12) hereof during the exercisable period stipulated in Item (4) hereof.

(10)	Timing of Effectuation of Exercise of Share Options

Exercise shall be effected on the day when all documents necessary for exercise have arrived at the designated place of receipt of exercise set forth in Item (12) hereof. When the exercise of the Share Options is effected, the redemption of the Bonds in connection such Share Options shall be deemed to have occurred.

(11)	Method of Delivery of Shares

Upon the effective exercise of the Share Options, the Issuer shall record the CB Holder in the Issuer’s register of shareholders and deliver shares to the CB Holder in accordance with related laws and regulations.

(12)	Place of Receipt of Claim for Exercise of Share Options

MEDIROM Healthcare Technologies Inc.

19.	Administrator of Repayment (Place of Redemption)

Back Office Unit at MEDIROM Healthcare Technologies Inc.

20.	No Transfer

The CBs shall not be transferred to any third party, without the prior written consent of the Issuer’s board of directors.

21.	Method of Redemption of Principal and Interest

The repayment of principal and interest and other payments relating to the Bonds shall be made by remittance to the bank account separately designated by the CB Holder. The Issuer shall be responsible for paying any wiring fees.

22.	Method of Notice to CB Holder

Except for otherwise required by laws and regulations, any notice to the CB Holder shall be made in writing.

23.	Exemption from Registration

The solicitation with a view to issuing new securities (defined in the Financial Instruments and Exchange Act (Act no. 25 of 1948, as amended)) of this CB falls under Article 2(3)(ii)(c) of such Act, and thus, no registration statement set forth in Article 4(1) of such Act was filed in relation to such solicitation with a view to issuing new securities.

24.	Notice Requirement

The CB holder, in the event it intends to transfer the Bonds, shall provide, in advance or at the same time of the transfer, to its transferee a written notice stating that: no registration statement set forth in Article 4(1) of the Financial Instruments and Exchange Act was filed in relation to the solicitation with a view to issuing new securities; the CB Holder is prohibited from transferring the Bonds except where the transfer is made for the entire amount of the Bonds in a single transaction by an acquirer or purchaser of the Bonds; and the Bonds are subject to restrictions relating to division.

25.	Others

In the event any provisions of these Terms require replacement of terms or other measures due to amendment to the Companies Act or other laws, the Issuer will take any such necessary measures.

End